UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB
             [ ] Form N-SAR  [ ] Form N-CSR

                     For Period Ended: December 31, 2004

                      [ ] Transition Report on Form 10-KSB
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-QSB
                      [ ] Transition Report on Form N-SAR

                      For the Transition Period Ended:_________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Touchstone Resources USA, Inc.
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Full Name of Registrant

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Former Name if Applicable

111 Presidential Boulevard, Suite 165
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Address of Principal Executive Office (Street and Number)

Bala Cynwyd, PA 19004
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Company is unable to file its Report on Form 10-KSB for the fiscal year ended December 31, 2004 by the prescribed date of March 31, 2005 without unreasonable effort or expense because it needs additional time to complete the presentation and analysis of the financial statements to be included in the Annual Report. The Company believes that the Annual Report will be completed within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Stephen P. Harrington           (610)           771-0680
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                  (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects that the Company's net loss, operating expenses and other expenses for the fiscal year ended December 31, 2004 will each be significantly higher than the amounts reported for the fiscal year ended December 31, 2003. The Company also expects to report revenue for the fiscal year ended December 31, 2004 while it did not have revenue to report for the fiscal year ended December 31, 2003. During the fiscal year ended December 31, 2004, the Company entered the oil and gas exploration and development business and completed a number of acquisitions of companies and properties. A reasonable estimate of the actual results for the fiscal year ended December 31, 2004 cannot be made at this time because the presentation and analysis of its financial statements has not yet been completed.
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                         Touchstone Resources USA, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    April 1, 2005               By: /s/ Stephen P. Harrington
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                                         Stephen P. Harrington
                                         President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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